

May 21, 2015

<u>Via E-mail</u>
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan
Republic of China

   Re: **United Microelectronics Corporation**
       Form 20-F for the Fiscal Year Ended December 31, 2014
       Filed April 21, 2015
       File No. 001-15128

Dear Mr. Liu:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 18. Financial Statements</u>

<u>Note 4. Summary of Significant Accounting Policies</u>

<u>(21) Revenue Recognition, page F-37</u>

1. Please expand your revenue recognition accounting policy in future filings to clarify how the revenue recognition criteria under IAS 18 are met with respect to your revenue transactions and specific facts and circumstances. Refer to paragraph 117 of IAS 1 and paragraph 35 of IAS 18. Please provide us with your revised proposed disclosure.

Note 6. Contents of Significant Accounts, page F-44

2. The reporting currency of your financial statements is New Taiwan dollars which you have defined, on page 1, as "NT$" and "NT." On page 1 you also defined United States dollars as "$", "US$", or "U.S. dollars." On pages F-3 through F-9, you label your financial statement amounts as either "NT$" or "US$." However in this note, and subsequent notes in the financial statements, you refer to amounts with only "$." While that symbol is defined on page 1 as United States dollars, the amounts shown agree to your New Taiwan dollar financial statements. In future filings please ensure that you properly define and consistently use currency symbols throughout the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant